February 11, 2010

BY EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attn:  Mr. H. Roger Schwall

Re:	Golden Minerals Company (the “Registrant”)
Registration Statement on Form S-1 (File No. 333-162486)

Dear Mr. Schwall:

We hereby join the Registrant in withdrawing the request made February 10, 2010 that the effectiveness of the above-referenced Registration Statement be accelerated so that it may become effective at 3:00 p.m. (Eastern time), on February 11, 2010.

Very truly yours,

DAHLMAN ROSE & COMPANY, LLC

CANACCORD ADAMS INC.

CANACCORD FINANCIAL LTD.

RODMAN & RENSHAW, LLC

By:	DAHLMAN ROSE & COMPANY, LLC
As representative of the
several underwriters

DAHLMAN ROSE & COMPANY, LLC

By:		/s/ Robert Brinberg
	Name:	Robert Brinberg
	Title:	Chief Operating Officer